Exhibit 21.1
SUBSIDIARIES
DOMESTIC SUBSIDIARIES OF THE COMPANY:

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Harland Clarke Corp.	Delaware
Checks In the Mail, Inc.	Delaware
HFS Scantron Holdings Corp.	New York
Scantron Corporation	Delaware
Harland Financial Solutions, Inc.	Oregon
HFS Research & Development, Inc.	Delaware
John H. Harland Company of Puerto Rico	Georgia
Centralia Holdings Corporation	Georgia
Create-It!, Inc.	Illinois
SubscriberMail, LLC	Illinois
Parsam Technologies, LLC	Tennessee
Harland Financial Solutions India, LLC	Delaware
Spectrum K12 School Solutions, Inc.	Delaware

FOREIGN SUBSIDIARIES OF THE COMPANY:

NAME OF SUBSIDIARY	JURISDICTION

Harland Financial Solutions Worldwide Limited	Ireland
Harland Israel Ltd.	Israel
Scantron Canada, Ltd.	Canada
SRC Software Private Ltd.	India